Exhibit 12

WESTAR ENERGY, INC.

Computations of Ratio of Earnings to Fixed Charges and

Computations of Ratio of Earnings to Combined Fixed Charges

and Preferred Dividend Requirements

(Dollars in Thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings from continuing operations (a)	$232,224	$221,715	$195,485	$133,542	$244,542

Fixed Charges:
Interest (expensed and capitalized)	116,973	102,703	111,735	143,953	225,901
Interest on corporate-owned life insurance borrowings	55,164	52,234	51,058	50,429	52,839
Interest applicable to rentals	22,713	21,959	23,324	21,377	23,084

Total Fixed Charges (b)	194,850	176,896	186,117	215,759	301,824

Distributed income of equity investees	—	—	—	—	—

Preferred Dividend Requirements:
Preferred dividends	970	970	970	970	968
Income tax required	368	330	435	324	485

Total Preferred Dividend Requirements (c)	1,338	1,300	1,405	1,294	1,453

Total Fixed Charges and Preferred
Dividend Requirements	196,188	178,196	187,522	217,053	303,277

Earnings (d)	$427,074	$398,611	$381,602	$349,301	$546,366

Ratio of Earnings to Fixed Charges	2.19	2.25	2.05	1.62	1.81

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.18	2.24	2.03	1.61	1.80

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b)	Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(c)	Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(d)	Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.